Exhibit 99.1
Mindray Medical International Announces Second Quarter 2007 Results
Non-GAAP Net Income Grows 69% Year-Over-Year;
Company Raises Full-Year 2007 Guidance
SHENZHEN, China, August 7, 2007 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, today announced its selected unaudited financial results for the second quarter ended June 30, 2007.
Highlights for Second Quarter 2007
■	Second quarter 2007 net revenues were RMB561.5 million (US$73.8 million), a 56.7% increase over the second quarter 2006.
—	Net revenues generated in international markets in the second quarter 2007 increased by 73.9% to RMB282.6 million (US$37.1 million) from RMB162.5 million in the second quarter 2006.
—	Net revenues generated in China in the second quarter of 2007 increased by 42.3% to RMB278.9 million (US$36.6 million) from RMB196.0 million in the second quarter 2006.
■	Second quarter 2007 non-GAAP net income, as defined below, increased 68.9% year-over-year to RMB174.9 million (US$23.0 million) from RMB103.5 million in the second quarter 2006. Second quarter 2007 GAAP net income was RMB156.5 million (US$20.6 million) compared to RMB96.4 million in the second quarter 2006, representing an increase of 62.4% year-over-year.
■	Second quarter 2007 non-GAAP diluted earnings per share, as defined below, was RMB1.56 (US$0.20). Second quarter 2007 GAAP diluted earnings per share was RMB1.40 (US$0.18).
■	Guidance for full fiscal year 2007 non-GAAP net income is RMB600 million to RMB630 million, raised from the previous range of RMB585 million to RMB600 million, representing annual growth of 44% to 51% over full fiscal year 2006.
Highlights for First Half 2007
■	Mindray reported net revenues of RMB983.9 million (US$129.3 million) for the first half of 2007, representing a 45.4% increase from RMB676.8 million in the first half of 2006.
—	Net revenues generated in international markets in the first half of 2007 increased by 67.8% to RMB496.4 million (US$65.2 million) from RMB295.8 million in the first half of 2006.
—	Net revenues generated in China in the first half of 2007 increased by 28.0% to RMB487.5 million (US$64.0 million) from RMB380.9 million in the first half of 2006.
■	First half 2007 non-GAAP net income, as defined below, increased 79.8% year-over-year to RMB314.5 million (US$41.3 million) from RMB175.0 million in the first half of 2006. First half of 2007 GAAP net income was RMB278.9 million (US$36.6 million) compared to RMB164.8 million in the first half of 2006, representing an increase of 69.3% year-over-year.
■	First half 2007 non-GAAP diluted earnings per share, as defined below, was RMB2.81 (US$0.37). First half 2007 GAAP diluted earnings per share was RMB2.49 (US$0.33).
“We are pleased to announce record earnings for the second quarter as we continued to experience strong, well-balanced growth across our three core business segments, ” said Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “Our performance for the quarter combined with an encouraging market environment enables us to once again increase our earnings outlook for the year.”

“We continued to see impressive sales growth across both our domestic and international markets during the quarter,” said Mr. Li Xiting, President and Co-Chief Executive Officer. “In particular, our sales in North America more than doubled from the same period in 2006 as our patient monitors and ultrasound systems continued to gain customer acceptance in the United States. In China, we also experienced rapid growth during the quarter, expanding upon our leading market position as government and private healthcare spending increased.”
Mr. Li noted that Mindray expects sales in the United States to grow as the company continues to develop products well-suited for the United States market. The company recently received FDA approval for the BC-3200 three-part differential hematology analyzer, its first FDA clearance for a diagnostic product. In the second half of 2007, Mindray expects to apply for additional FDA approvals for its diagnostic products. With the approval of the BC-3200, Mindray now has a portfolio of 10 FDA approved products across all three of its product segments.
Financial Results for Second Quarter 2007
Mindray reported net revenues of RMB561.5 million (US$73.8 million) for the second quarter 2007, representing a 56.7% increase from RMB358.4 million in the second quarter 2006.
Net revenues generated in international markets in the second quarter 2007 increased by 73.9% to RMB282.6 million (US$37.1 million) from RMB162.5 million in the second quarter 2006.
Net revenues generated in China in the second quarter 2007 increased by 42.3% to RMB278.9 million (US$36.6 million) from RMB196.0 million in the second quarter 2006.
Performance by Segment
Patient Monitoring Devices: Patient monitoring device segment revenues increased 40.6% to RMB199.6 million (US$26.2 million) from RMB142.0 million in the second quarter 2006. The patient monitoring device segment contributed 36.0% of total net segment revenues in the second quarter 2007.
The BeneView patient monitor series, which targets higher-end market segments than its predecessors, enjoyed strong uptake in both domestic and international markets during the second quarter 2007.
Diagnostic Laboratory Instruments: Diagnostic laboratory instrument segment revenues increased 52.8% to RMB165.5 million (US$21.7 million) from RMB108.3 million in the second quarter 2006. The diagnostic laboratory instrument segment contributed 29.9% of total net segment revenues in the second quarter 2007.
The company launched the BS-400 biochemistry analyzer which targets higher-end market segments in April 2007. During the second quarter, the company also received FDA 510(k) clearance for its BC-3200, a three-part hematology analyzer targeting cost-conscious healthcare facilities and small laboratories.
Ultrasound Imaging Systems: Ultrasound imaging system segment revenues increased 80.0% to RMB179.9 million (US$23.6 million) from RMB100.0 million in the second quarter 2006. The ultrasound imaging system segment contributed 32.5% of total net segment revenues in the second quarter 2007.
In the second quarter sales in the ultrasound segment returned to historically high growth levels as the company successfully ramped up manufacturing of its color ultrasound products and began the process of creating separate sales channels for color and black and white ultrasound products.
The company plans to further expand its imaging portfolio to include digital radiography systems, an alternative to conventional film-based X-rays. Mindray’s first digital radiography system is in the registration process for SFDA approval and is expected to be commercially launched in 2008.
Gross Margins
Second quarter 2007 gross profit was RMB314.7 million (US$41.3 million), a 53.1% increase from RMB205.5 million in the second quarter 2006. Consolidated gross margin for the second quarter 2007 was 56.0% compared to 56.1% in the first quarter 2007. Non-GAAP gross margin, as defined below, was 57.0% in the second quarter 2007 compared to 57.3% in the first quarter 2007.
Operating Expenses
Selling expenses for the second quarter 2007 were RMB81.0 million (US$10.6 million), representing 14.4% of total net revenues, compared to 15.6% in the second quarter 2006 and 11.4% in the first quarter 2007. The company plans to increase its international sales headcount to more than 200 people by the end of 2007 and to open offices in Amsterdam, Mexico City, Moscow, Sao Paulo and Toronto.
General and administrative expenses for the second quarter 2007 were RMB20.8 million (US$2.7 million), representing 3.7% of total revenues, compared to 4.0% in the second quarter 2006 and 5.5% in the first quarter 2007.
Research and development expenses for the second quarter 2007 were RMB49.2 million (US$6.5 million), an increase of RMB14.8 million from the second quarter 2006. At the end of the second quarter 2007, the company had more than 850 R&D staff and is on track to increase R&D headcount to more than 1,000 employees by the end of 2007. Research and development expenses were 8.8% of total net revenues, compared to 9.6% in the second quarter 2006 and 9.8% in the first quarter 2007.
Total share-based compensation expenses, which were allocated to cost of goods sold and related operating expenses, were RMB14.3 million (US$1.9 million) in the second quarter 2007, compared to RMB7.2 million in the second quarter 2006 and RMB13.3 million in the first quarter 2007.
Non-GAAP operating profit, as defined below, in the second quarter 2007 was RMB182.5 million (US$24.0 million), representing a 69.1% increase from RMB107.9 million in the second quarter 2006. GAAP operating profit in the second quarter 2007 was RMB163.4 million (US$21.5 million), representing a 62.2% increase from RMB100.7 million in the second quarter 2006. Non-GAAP operating margins were 32.5% in the second quarter 2007, compared to 30.1% in the second quarter 2006 and 33.8% in the first quarter 2007. GAAP operating margins were 29.1% in the second quarter 2007 compared to 28.1% in the second quarter 2006 and 29.5% in the first quarter 2007.
Net Income
Second quarter 2007 non-GAAP net income increased 68.9% year-over-year to RMB174.9 million (US$23.0 million) from RMB103.5 million in the second quarter 2006. Second quarter 2007 GAAP net income was RMB156.5 million (US$20.6 million) compared with RMB96.4 million in the second quarter 2006. Non-GAAP net margins were 31.1% in the second quarter 2007, compared to 28.9% in the second quarter 2006 and 33.1% in the first quarter 2007. GAAP net margins were 27.9% in the second quarter 2007 compared to 26.9% in the second quarter 2006 and 29.0% in the first quarter 2007. Second quarter 2007 income tax expense was RMB26.3 million (US$3.5 million), representing an effective tax rate of 14.4% compared to 7.2% effective tax rate in the second quarter 2006, or an increase of 251.0% from the second quarter 2006.
Second quarter 2007 basic and diluted non-GAAP earnings per share were RMB1.65 (US$0.22) and RMB1.56 (US$0.20), respectively. Second quarter 2007 GAAP basic and diluted earnings per share for the quarter were RMB1.47 (US$0.19) and RMB1.40 (US$0.18), respectively. Shares used in the computation of diluted earnings per share increased from 91.5 million in the second quarter 2006 to 112.1 million in the second quarter 2007 due to issuances of new shares and grants of share options in the past twelve months.
On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “New Law”), which will become effective on January 1, 2008. The New Law establishes a single unified 25% income tax rate for most companies with some preferential income tax rates to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) on the definition of various terms and the interpretation and application of the provisions of the New Law are expected to be promulgated by the State Council within 2007. The company currently believes that the new laws do not impact its qualification as a hi-tech enterprise, and as such, believe the current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs results in a change such that the company will no longer qualify as a hi-tech enterprise, it will be required to adjust certain long term deferred tax liabilities which will result in a loss in the period the change takes effect. If the company were to have applied a 25% tax rate in the first quarter 2007 an additional provision for income taxes of approximately RMB13.1 million (or RMB0.12 per diluted share) would have been recorded, based on the balance of the deferred tax liabilities as of March 31, 2007.
Other Select Data
Average account receivable days outstanding was 21 days in the second quarter 2007 compared to 23 days in the second quarter 2006. Inventory turnover was 59 days in the second quarter 2007 compared to 72 days in the second quarter 2006. Average account payable days outstanding was 57 days in the second quarter 2007 compared to 61 days in the second quarter 2006.
As of June 30, 2007, the company had RMB1,619.8 million (US$212.8 million) in cash and cash equivalents and short-term investments. Net cash generated from operating activities and capital expenditures for the first half of 2007 were RMB267.1 million (US$35.1 million) and RMB124.7 million (US$16.4 million), respectively.
As of June 30, 2007 the company had 3,260 employees compared to 2,740 employees at the end of 2006.
Business Outlook for Full Year 2007
The company has raised its full year 2007 net revenue guidance range to RMB2,155 to RMB2,185 million, updated from the previous range of RMB2,120 million to RMB2,170 million, representing annual growth of 42% to 44% over full fiscal year 2006.
The company has also raised its guidance range for 2007 non-GAAP net income to RMB600 to RMB630 million from the previous range of RMB585 million to RMB600 million, representing annual growth of 44% to 51% over full fiscal year 2006.
Non-GAAP net income per share is expected to be in the range of RMB5.36 to RMB5.63 on a fully diluted basis, assuming an estimated diluted share count of 112 million.
The company estimates total share-based compensation expenses in 2007 will be approximately RMB55 million based on the employee share options that have been granted as of August 6, 2007. Total expense and/or amortization of intangible assets related to the April

2006 acquisition of minority interest will be approximately RMB18.8 million in 2007.
The company expects its updated capital expenditure for 2007 to be in the range of RMB400 million to RMB480 million from the previous range of RMB400 million to RMB435 million.
The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.
2007 Annual General Meeting of Shareholders
On August 3, 2007, Mindray held its annual general meeting of shareholders. At the meeting, shareholders approved the following resolutions:
1.	Re-election of Mr. Andrew Wolff as a director of the company.

2.	Re-election of Ms. Joyce I-Yin Hsu as a director of the company.

3.	Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2006.

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2007.

5.	Amendment of Article 3(4)(d)(iii) of the Third Amended and Restated Articles of Association of the Company by replacing the word “pledge” with “foreclosure in connection with a pledge” on the first line of that article.
Other Developments
Mindray’s co-CEOs, Mr. Xu Hang and Mr. Li Xiting, today announced that they each will enter into a variable pre-paid forward contract with UBS Securities LLC (UBS) to diversify their personal assets. Under the terms of his agreement, Mr. Xu will pledge two million ADSs to UBS, which will receive the ADSs three years from the date of the contract subject to certain adjustments depending on the market price of the ADSs. Mr. Li will pledge one million ADSs to UBS, which will receive the ADSs two years from the date of the contract subject to similar adjustments.
The shares to be pledged by Mr. Xu represent approximately 9.0% of his current shareholdings in the company and approximately 1.9% of the issued and outstanding shares of the company. The shares to be pledged by Mr. Li represent approximately 5.5% of his current shareholdings in the company and approximately 0.9% of the issued and outstanding shares of the company.
Conference Call Information
Mindray’s management will hold its second quarter 2007 earnings conference call after the U.S. market closes at 8:00 PM on August 6, 2007 U.S. Eastern Time (8:00 AM on August 7, 2007 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
Hong Kong: +852-3002-1672
US Toll Free: +1-800-901-5213

International: +1-617-786-2962
Passcode for all regions: Mindray
A replay of the conference call may be accessed by phone at the following numbers until August 16, 2007.
US Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 97352985
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at www.mindray.com.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Boston, Istanbul, London, Mumbai, Seattle and Vancouver. For more information, please visit www.mindray.com.
Use of Non-GAAP Financial Measures
The company has reported for the second quarter 2007 and provided estimates for full year 2007 net income, operating income, or earning per share on a non-GAAP basis. Each of the terms as used by the company is defined as follows:
■	Non-GAAP operating profit represents operating profit reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, in-progress research and development (IPR&D).
■	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and expense and/or amortization of acquired intangible assets including, but not limited to, IPR&D, all net of related tax impact.
■	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the deemed dividends for the basic calculation.
In addition to Mindray’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share on a basic and fully diluted basis. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Mindray’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Mindray’s underlying business performance and operating trends and the company expects to report operating profit and net income on a non-GAAP basis using a consistent method on a quarterly basis going forward.
The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended

June 30, 2006 and 2007, respectively, in the attached financial statements.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements,” including those related to the company’s anticipated operating results for 2007, increased medical device spending in the domestic and international markets, particularly sales in the U.S. based on products well-suited for that market, customer acceptance of company products, expansion of the company’s imaging portfolio to include digital radiography, increased headcounts, and international expansion. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Readers are cautioned that these forward- looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission.. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 26, 2007. Our results of operations for the second quarter of 2007 and for fiscal year 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2007 were made at the noon buying rate in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of June 29, 2007, which was RMB7.612 to US$1.00. Mindray makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case maybe, at any particular rate or at all.
All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.
The accounting policies underlying the financial information for the segmental reporting are based primarily on statutory accounting requirements in the PRC.
For investor and media inquiries please contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
E-mail: IR@Mindray.com

Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363

Exhibit 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December
	31, 2006	As at June 30, 2007
	RMB	RMB	US$
	(derived from
	audited financials)	(unaudited)	(unaudited)
	(In thousands)
ASSETS

Current assets:
Cash and cash equivalents	1,709,596	1,503,067	197,460
Short-term investments	13,312	116,762	15,339
Accounts receivable, net	104,679	155,666	20,450
Inventories, net	122,071	197,714	25,974
Other receivables	11,774	23,992	3,152
Prepayments and other	19,263	14,380	1,889
Deferred tax assets — current portion	2,747	2,143	282

Total current assets	1,983,442	2,013,724	264,546

Loans to employees	4,851	5,652	743
Long-term investments	105,573	250,347	32,888
Other assets	2,124	13,824	1,816
Property, plant and equipment, net	186,980	288,057	37,843
Land use right	2,505	2,438	320
Intangible assets	149,479	140,064	18,400
Goodwill	122,169	122,169	16,049

Total assets	2,557,123	2,836,276	372,606

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	50,625	81,228	10,671
Accounts payable	79,352	99,209	13,033
Customers’ deposits	47,007	49,538	6,508
Salaries payables	55,676	44,173	5,803
Other payables	100,082	114,309	15,017
Income taxes payable	11,703	36,827	4,838
Other taxes payable	7,937	2,107	277

Total current liabilities	352,382	427,391	56,147

Commitment and contingencies
Minority interests	11	10	1
Deferred tax liabilities, net	21,815	20,331	2,671

	21,826	20,341	2,672

Shareholders’ equity:
Ordinary shares	110	111	15
Additional paid-in capital	1,934,937	2,007,714	263,756
Retained earnings	266,833	423,421	55,625
Accumulated other comprehensive loss	(18,965)	(42,701)	(5,610)

Total shareholders’ equity	2,182,915	2,388,544	313,787

Total liabilities and shareholders’ equity	2,557,123	2,836,276	372,606

(1)	all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2007 were made at the noon buying rate of the Federal Reserve Bank of New York as of June 29, 2007, which was RMB 7.612 to US$1.00

Exhibit 2
MINDRAY MEDICAL INTERNATIONAL LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,			Six months ended June 30,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)

Net revenues
-PRC	195,952	278,934	36,644	380,935	487,477	64,041
- International	162,467	282,553	37,119	295,829	496,419	65,215
Net revenues	358,420	561,487	73,763	676,765	983,896	129,256
Cost of revenues (note 2)	(152,872)	(246,830)	(32,426)	(307,331)	(432,112)	(56,767)

Gross profit	205,548	314,657	41,337	369,434	551,784	72,489

Selling expenses (note 2)	(55,865)	(81,015)	(10,643)	(99,975)	(129,064)	(16,955)
General and administrative expenses (note 2)	(14,512)	(20,828)	(2,736)	(24,865)	(43,996)	(5,780)
Research and development expenses (note 2)	(34,428)	(49,240)	(6,469)	(66,678)	(90,505)	(11,890)
Other general expenses	—	(141)	(19)	—	(179)	(23)

Operating income	100,743	163,433	21,470	177,916	288,040	37,840

Other income, net	(1)	(88)	(12)	240	3,076	404
Interest income	3,274	19,396	2,548	6,543	36,956	4,855
Interest expense	(156)	70	9	(279)	(26)	(3)

Income before income taxes and minority interests	103,860	182,811	24,016	184,420	328,046	43,096

Provision for income taxes	(7,490)	(26,291)	(3,454)	(13,191)	(49,157)	(6,458)
Minority interests	—	0	0	(6,456)	0	0

Net Income	96,370	156,520	20,562	164,773	278,890	36,638

Basic earnings per share	1.18	1.47	0.19	2.10	2.63	0.35

Diluted earnings per share	1.05	1.40	0.18	1.86	2.49	0.33

Shares used in the computation of:
Basic earnings per share	81,595,905	106,163,849	106,163,849	78,490,233	105,962,395	105,962,395

Diluted earnings per share	91,477,498	112,122,314	112,122,314	88,467,984	111,920,859	111,920,859

(2) Share-based compensation charges incurred during the period related to:
Cost of revenues	141	427	56	236	776	102
Selling expenses	1,968	5,424	712	3,337	10,316	1,355
General and administrative expenses	3,793	4,509	592	4,483	8,531	1,121
Research and development expenses	1,270	3,985	524	2,130	7,985	1,049

Exhibit 3
MINDRAY MEDICAL INTERNATIONAL LIMITED
RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

	Three months ended June 30,			Six months ended June 30,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except share and per share data)
Non-GAAP net income (note 3)	103,542	174,867	22,973	174,959	314,501	41,316
Non-GAAP net margin	28.9%	31.1%	31.1%	25.9%	32.0%	32.0%
Expense/Amortization of acquired intangible assets	—	(4,707)	(618)	—	(9,415)	(1,237)
Deferred tax impact related to acquired intangible assets	—	706	—	—	1,412	186
Share-based compensation	(7,172)	(14,345)	(1,885)	(10,186)	(27,608)	(3,627)

GAAP net income	96,370	156,520	20,562	164,773	278,890	36,638
GAAP net margin	26.9%	27.9%	27.9%	24.3%	28.3%	28.3%

Non-GAAP income per share — basic	1.27	1.65	0.22	2.23	2.97	0.39
Non-GAAP income per share — diluted	1.13	1.56	0.20	1.98	2.81	0.37

GAAP income per share — basic	1.18	1.47	0.19	2.10	2.63	0.35
GAAP income per share — diluted	1.05	1.40	0.18	1.86	2.49	0.33

Shares used in computation of:
Basic earnings per share	81,595,905	106,163,849	106,163,849	78,490,233	105,962,395	105,962,395

Diluted earnings per share	91,477,498	112,122,314	112,122,314	88,467,984	111,920,859	111,920,859

Non-GAAP operating income	107,915	182,486	23,973	188,102	325,064	42,704
Non-GAAP operating margin	30.1%	32.5%	32.5%	27.8%	33.0%	33.0%
Expense/Amortization of acquired intangible assets	—	(4,707)	(618)	—	(9,415)	(1,237)
Share-based compensation	(7,172)	(14,345)	(1,885)	(10,186)	(27,608)	(3,627)

GAAP operating income	100,743	163,433	21,470	177,916	288,040	37,840
GAAP operating margin	28.1%	29.1%	29.1%	26.3%	29.3%	29.3%

Non-GAAP gross profit	205,689	319,791	42,011	369,670	561,975	73,828
Non-GAAP gross margin	57.4%	57.0%	57.0%	54.6%	57.1%	57.1%
Expense/Amortization of acquired intangible assets	—	(4,707)	(618)	—	(9,415)	(1,237)
Share-based compensation	(141)	(427)	(56)	(236)	(776)	(102)

GAAP gross profit	205,548	314,657	41,337	369,434	551,784	72,489
Non-GAAP gross margin	57.3%	56.0%	56.0%	54.6%	56.1%	56.1%

(3)	the figures do not include minority interests of RMB8.4 million and RMB6.5 million reported in fourth quarter 2005 and first quarter 2006